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Strategic alliance with MWE China Law Offices (Shanghai)

Barbara A. Jones Attorney at Law bjones@mwe.com +1 617 535 4088

August 28, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	China Cattle Holding Corporation

Registration Statement on Form 10

Ladies and Gentlemen:

We are herewith filing today on behalf of our client, China Cattle Holding Corporation, a Delaware corporation, a registration statement on Form 10. China Cattle Holding Corporation, through its wholly-owned PRC subsidiary Baoji Wuyin Green Food Company, Ltd., is engaged in the breeding of pure-bred beef cattle and the production and sale of premium beef products principally in the PRC. The Company has a limited number of shareholders at this time, none of whom are U.S. residents or citizens, and is voluntarily registering its class of common stock with the Commission. Should you have any questions regarding this registration statement, you may contact the undersigned at the address set forth at the bottom of this letter.

Respectfully submitted,

/s/Barbara A. Jones

cc:	Xiao Duan, China Cattle Holding Corporation

U.S. practice conducted through McDermott Will & Emery LLP.

28 State Street Boston Massachusetts 02109-1775 Telephone: +1 617 535 4000 Facsimile: +1 617 535 3800	www.mwe.com